SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Quarter Ended October 31, 2002

ASAT Holdings Limited
(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This report on Form 6-K consists of (i) a press release reporting the financial results for the second quarter of fiscal year 2003, ended October 31, 2002; (ii) a press release dated November 14, 2002 reporting the appointment of Jeffrey M. Dumas as senior vice president and general counsel; (iii) a press release dated November 25, 2002 reporting ASAT’s officers’ and directors’ intent to purchase stock; and (iv) a press release dated December 9, 2002 reporting the appointment of Robert J. Gange as senior vice president and chief financial officer.

ASAT Holdings Ltd. Reports 16 Percent Sequential
Revenue Growth in Fiscal Q2 2003

Achieves Third Consecutive Quarter of Double-Digit Revenue Increases;
Significantly Improves EBITDA

HONG KONG and FREMONT, Calif. – Nov. 19, 2002 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test, today announced financial results for its second quarter of fiscal 2003, ended Oct. 31, 2002.

Second quarter net revenues were $40.7 million, up 16.0 percent from $35.1 million reported in the first quarter of fiscal 2003, and up 50.2 percent from $27.1 million in revenues reported in the same period a year ago.

Net loss in the second quarter was $3.9 million, or a loss of $0.03 per American Depository Share (ADS). This compares with a net loss of $62.4 million, or a net loss of $0.47 per ADS in the first quarter and a net loss of $49.5 million, or a net loss of $0.37 per ADS in the same period a year ago. The first quarter’s net loss included before tax charges of $59.2 million for asset impairment and $3.0 million to write down inventories. Excluding these charges, the net loss was $10.0 million or $0.07 per ADS.

EBITDA in the second quarter increased significantly to $5.4 million compared with $804,000 in the first quarter and an EBITDA loss of $5.5 million in the same period a year ago.

“We have posted three consecutive quarters of double-digit revenue growth, having successfully executed on our strategy to re-engage former customers, add new customers and broaden our relationships with existing customers,” said Harry R. Rozakis, chief executive officer of ASAT Holdings. “Our corporate financial position continues to improve, with profit margins and EBITDA increasing significantly. The ASAT team is executing on the Peak Performance Initiatives we introduced earlier this year, and our second quarter results demonstrate the benefits of both our aggressive cost reduction programs as well as our ability to increase revenue.

“Demand has accelerated for our newer packaging technologies, including the diversified Leadless Plastic Chip Carrier family and chip scale packages, with particular interest coming from wireless communications, power management and consumer markets,” said Mr. Rozakis.

The company continued to strengthen its management team by adding Mohan Kirloskar as vice president of applications engineering, design and product development; and John Myers to lead European sales efforts as the new vice president and general manager of ASAT GmbH, ASAT

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ASAT Holdings Reports Q2 2003 Financial Results	Page 2 of 6

Holdings European operations. ASAT also recently announced the appointment of Jeffrey Dumas as senior vice president and corporate counsel.

Financial Highlights
Net revenues from assembly services were $37.1 million, an increase of 17.0 percent sequentially; revenues from test services were $3.6 million, an increase of 5.9 percent sequentially. Assembly revenue was 91 percent of total revenue; test revenue was 9 percent of total revenue. The top 10 customers in the second quarter accounted for 78 percent of total revenue compared with 82 percent in the prior quarter.

The communications market remained the company’s largest revenue contributor in Q2 at 62 percent of revenues. The consumer segment was 17 percent of revenues, personal computers were 4 percent and the remaining 17 percent was made up of industrial, automotive and other sectors.

Gross profit in Q2 was $6.0 million or a gross margin of 14.7 percent. This compares with a gross loss of $3.6 million in Q1 including an inventory charge of $3.0 million. Excluding the charge, the gross loss for Q1 was $573,000.

Second quarter SG&A and R&D expenses were $7.2 million, or 17.7 percent of net revenues, compared with $8.5 million, or 24 percent of net revenues in the first quarter. The decrease was attributed to cost reductions as part of ASAT’s Peak Performance Initiatives.

Depreciation in the second quarter was $6.6 million compared with $9.8 million in the first quarter. Depreciation decreased by $3.2 million principally as a result of the asset impairment charge taken in the first quarter.

Cash at the end of the second quarter was $25.7 million, $1.5 million of which the company set aside in restricted cash as a bank deposit for securing a standby letter of credit associated with our operating lease of a production facility in the People’s Republic of China. Cash available for operations at the end of the second quarter was $24.2 million. Capital expenditures in the quarter were $2.1 million compared with $2.5 million in the first quarter.

Assembly utilization rates increased to 67 percent in the second quarter compared with 46 percent in Q1, after the write off of and impairment charges related to certain fixed assets. Test utilization rates were 53 percent compared with 43 percent in Q1.

Total headcount at the end of Q2 was approximately 1,320.

Outlook and Guidance
In the third quarter of fiscal 2003, ending Jan. 31, 2003, ASAT expects:

•	Revenue to be flat to minus 5 percent
•	Net loss per ADS of $0.03 to $0.04
•	EBITDA of $4.0 million to $4.5 million

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ASAT Holdings Reports Q2 2003 Financial Results	Page 3 of 6

Second Quarter 2003 Financial Results Conference Call
ASAT Holdings second quarter fiscal 2003 financial results conference call will be held today, Nov. 19, at 8:30 a.m. ET. To participate in the call, dial (312) 470-0008. You will need to reference the pass code: ASAT. A replay of the call will be available starting one hour after the completion of the call until Dec. 3, 2002. To access the replay, please dial (402) 998-1580. A webcast of the conference call will be available at www.asat.com.

About ASAT Holdings Limited
ASAT Holdings Limited is a leading global provider of semiconductor package design, assembly and test services. With almost 15 years of experience, the Company offers a broad selection of package types including ball grid array, leadless plastic chip carrier, thin array plastic package and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. The company has operations in the United States, Asia and Europe. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

Safe Harbor Statement
This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, acceptance and demand for products and services of ASAT Holdings, and technological and development risks. The risks, uncertainties and other factors include, among others, those stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 28, 2002. The projections and forward-looking statements in this release reflect the current belief of ASAT Holdings as of this date. ASAT Holdings undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

Contacts:
Stan Baumgartner	Jim Fanucchi
Chief Financial Officer	Stapleton Communications Inc.
Hong Kong	Palo Alto, CA
852-2439-8788	650-470-4237
stan_baumgartner@asathk.com	jim@stapleton.com

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ASAT Holdings Reports Q2 2003 Financial Results	Page 4 of 6

Revenue Breakdown by Market Segment

	Three Months Ended
	October 31, 2002	July 31, 2002
Market Segment	% of Net Revenues	% of Net Revenues
Communications	62	64
Consumer	17	15
PC/Computing	4	3
Industrial, Automotive & Other	17	18

Revenue Breakdown by Region

	Three Months Ended
	October 31, 2002	July 31, 2002
Region	% of Net Revenues	% of Net Revenues
United States	78	92
Europe	20	7
Asia	2	1

Revenue Breakdown by Customer Type

	Three Months Ended
	October 31, 2002	July 31, 2002
Customer Type	% of Net Revenues	% of Net Revenues
Fabless	44	48
IDM	56	52

Summary financial data follows:

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ASAT Holdings Reports Q2 2003 Financial Results	Page 5 of 6

ASAT Holdings Limited
Consolidated Statements of Operations
(USD in thousands, except share data)
Quarter Ended October 31, 2002, July 31, 2002 and October 31, 2001

	Three Months Ended			Six Months Ended
	October 31, 2002	July 31, 2002	October 31, 2001	October 31, 2002	October 31, 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Sales	40,719	35,098	27,052	75,817	52,078
Total cost of sales (Note 1)	34,753	38,678	37,327	73,431	71,145

Gross profit (loss)	5,966	(3,580)	(10,275)	2,386	(19,067)

Operating expenses:
Selling, general and administrative	5,848	6,971	7,712	12,819	15,814
Research and development	1,314	1,500	1,702	2,814	3,242
Reorganization expenses	—	128	485	128	2,317
Impairment of construction in progress (Note 4)	—	—	4,500	—	4,500
Impairment of property, plant and equipment (Note 3)	—	59,189	—	59,189	—
Assets written off in relation to ASAT SA	—	—	24,285	—	24,285

Total operating expenses	7,162	67,788	38,684	74,950	50,158

Loss from operations	(1,196)	(71,368)	(48,959)	(72,564)	(69,225)
Other income, net	551	351	770	902	1,642
Interest expense:
— amortization of deferred charges	(233)	(233)	(228)	(466)	(458)
— third parties	(3,293)	(2,851)	(3,362)	(6,144)	(6,724)

Loss before income taxes	(4,171)	(74,101)	(51,779)	(78,272)	(74,765)
Income tax benefit	294	11,671	2,284	11,965	4,932

Net loss	(3,877)	(62,430)	(49,495)	(66,307)	(69,833)

EBITDA (Note 2)	5,439	804	(5,465)	6,243	(13,851)

Depreciation and amortization	6,635	9,848	10,224	16,483	20,272

Net loss per ADS:
Basic:
Net loss	$(0.03)	$(0.47)	$(0.37)	$(0.50)	$(0.52)

Basic weighted average number of ADS outstanding	133,789,400	133,789,400	133,862,373	133,789,400	133,895,558

Net loss per ordinary share:
Basic:
Net loss	$(0.01)	$(0.09)	$(0.07)	$(0.10)	$(0.10)

Basic weighted average number of ordinary shares outstanding	668,947,000	668,947,000	669,311,864	668,947,000	669,477,788

Note 1:	Includes provision for inventory writedown in the amount of $4,000, $3,007 and $270 respectively for the October 2001, July 2002 and October 2002 quarters.

Note 2:
EBITDA is defined as Loss from operations plus depreciation and amortization plus specific charges and inventory write-down except inventory write-down for October 2002 quarter. $ 270 inventory write-down in October 2002 quarter were not added back to EBIDTA as those were within normal operations.

Note 3:	Represents $59,189 non-cash charge for the write-off and impairment related to cetain property, plant and equipment in the July 2002 quarter.

Note 4:	Specific charge incurred for nonrecoverable & unutilized architectural costs related to former China location.

ASAT Holding Reports Q2 2003 Financial Results	Page 6 of 6

ASAT Holdings Limited
Consolidated Balance Sheets (Unaudited)
(USD in thousands)
As at October 31, 2002, July 31, 2002 and October 31, 2001

	October 31, 2002	July 31, 2002	October 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	24,160	31,732	52,700
Accounts receivable, net	23,164	17,362	11,536
Inventories	9,644	7,964	11,133
Prepaid expenses and other current assets	5,675	4,820	5,419

Total current assets	62,643	61,878	80,788
Restricted Cash (Note 4)	1,504	—	—
Property, plant & equipment, net	134,610	139,705	230,699
Assets held for disposal	659	932	—
Deferred charges, net	3,702	3,934	4,615

Total assets	203,118	206,449	316,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	—	—	183
Accounts payable	11,713	7,696	8,730
Accrued liabilities	7,358	10,531	6,588
Amount due to QPL	1,519	1,671	807

Total current liabilities	20,590	19,898	16,308
Deferred income taxes	3,212	3,506	21,754
12.5% senior notes due 2006	98,420	98,275	97,847
Shareholders’ equity:

Common stock	6,760	6,760	6,760
Treasury stock	(71)	(71)	(71)
Additional paid-in capital	228,009	228,009	228,009
Accumulated other comprehensive income	5	2	1
Accumulated deficits	(153,807)	(149,930)	(54,506)

Total shareholders’ equity	80,896	84,770	180,193

Total liabilities & shareholders’ equity	203,118	206,449	316,102

Note 4:	Restricted cash of $1,504 represents cash placed in a local bank for securing a bank L/C facilty for the construction of China factory.

ASAT Holdings Limited Names Jeffrey M. Dumas Senior
Vice President and General Counsel

HONG KONG and FREMONT, Calif. - Nov. 14, 2002 - ASAT Holdings Limited (Nasdaq: ASTT) and ASAT Inc., global providers of semiconductor package design, assembly and test, today announced the appointment of Jeffrey M. Dumas as senior vice president, general counsel and secretary. In this new position, Dumas will be responsible for managing and directing ASAT’s general and corporate legal matters including the company’s intellectual property portfolio. Dumas will report to Harry R. Rozakis, chief executive officer.

Dumas has more than 25 years of legal and business experience and is known as an expert in intellectual property. During his career, he has managed and directed legal activities including employment law, intellectual property law, contract management, licensing, international trade, securities law, finance and corporate governance.

“Jeff’s legal experience particularly in the area of intellectual property will be essential to ASAT as we strengthen and build our IP portfolio,” said Harry R. Rozakis, CEO of ASAT Holdings. “The combination of Jeff’s semiconductor industry experience, his engineering know how and his legal expertise will make him invaluable to the ASAT team on both legal and commercial issues.”

Previously, Dumas was corporate vice president, general counsel and secretary of Storage Technology Corporation, an NYSE-listed, multi-national computer peripherals data storage hardware and data management software company with over $2 billion in annual revenues, where he managed a legal department of 12 lawyers. Prior to Storage Technology, Dumas was vice president, general counsel and secretary of Symbios Logic, a semiconductor design and manufacturing company specializing in silicon solutions for mass storage, data I/O and mixed signal Application Specific Integrated Circuits, where he managed the legal, stock administration, human resources, information systems, and environmental health and safety departments. Dumas has also held general and corporate counsel positions at Silicon Graphics, Cypress Semiconductor, National Semiconductor and The Boeing Company. Prior to his legal career, Dumas was a Naval Aviator stationed in Southeast Asia and a member of the electrical engineering faculty at the U.S. Air Force Academy.

Dumas holds a Juris Doctor degree from Harvard Law School, a Master of Science degree in electrical engineering from U.S. Naval Postgraduate School and a Bachelor of Science degree in electrical engineering from the U.S. Naval Academy. He is a registered professional engineer with certification in aeronautical engineering from Washington State and electrical engineering from Colorado and California States. Dumas also holds numerous bar memberships including, the California, Washington and Colorado State Bars, U.S. Tax Court, U.S. Supreme Court and U.S. Patent and Trademark Office.

About ASAT Holdings Ltd
ASAT Holdings Limited is a leading global provider of semiconductor package design, assembly and test services. With almost 15 years of experience, the Company offers a broad selection of package types including ball grid array, leadless plastic chip carrier, thin array plastic package and flip chip. ASAT is the first company to develop Moisture Sensitive Level One (MSL-1) capability on standard leaded products. The company has operations in the United States, Asia and Europe. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains a number of forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Potential risks and uncertainties include competitive pressures, economic conditions generally, developments in the semiconductor industry and end markets of the Company’s customers. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

For further information, please contact:

Connie Bordanaro, Marketing Manager
ASAT Inc.
510-249-1240
connie_bordanaro@asat.com

Stan Baumgartner
ASAT Holdings Ltd.
Chief Financial Officer
Auburn, MA
508-755-2841
stan_baumgartner@asathk.com

ASAT Holdings Ltd. Announces Officers’ and Directors’ Intent to Purchase Stock

HONG KONG and FREMONT, Calif. - Nov. 25, 2002 - ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor assembly, test, and package design, today announced that certain of its corporate officers and directors may engage in open market purchases of ASAT’s American Depository Shares (ADS) during the current insider trading window, which remains open through the close of trading on Dec. 31, 2002.

The individuals expressing a desire to purchase stock are not acting together and are not committed to make any purchases. Officers and directors of ASAT Holdings Ltd. have indicated that they may purchase in total up to 2,000,000 ADS, depending on market conditions and other factors. These individuals are acting in their own capacity and not as officers or directors of the company, or in concert with or on behalf of the company. ASAT cannot predict whether or not any such purchases will occur or how many shares will be purchased. If made, such purchases may discontinue at any time.

About ASAT Holdings Ltd.
ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com

This news release contains a number of forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Potential risks and uncertainties include competitive pressures, economic conditions generally, developments in the semiconductor industry and end markets of the Company’s customers. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

For further information, please contact:

Stan Baumgartner
ASAT Holdings Ltd.
Chief Financial Officer
Auburn, MA
508-755-2841
stan_baumgartner@asathk.com

Jim Fanucchi
Stapleton Communications Inc.
650-470-0200
jim@stapleton.com

ASAT Holdings Limited Appoints Robert J. Gange
Sr. Vice President and Chief Financial Officer

HONG KONG and FREMONT, Calif. – Dec. 9, 2002 – ASAT Holdings Limited (Nasdaq: ASTT), global provider of semiconductor package design, assembly and test services, today announced that effective Dec. 10, 2002, Robert J. Gange will be joining the company as senior vice president and chief financial officer. Gange will report to Harry R. Rozakis, chief executive officer.

Gange brings 20 years of financial and business management to ASAT, with 12 years experience in the semiconductor industry. During his career, Gange took General Semiconductor Inc. public as the acting CFO, managed company finances in multiple countries, and played key roles in business strategy and restructurings. Gange has spent a significant amount of time working both in the U.S. and Asia.

“Throughout his career, Bob has demonstrated a proven ability to manage comprehensive financial management programs and procedures while meeting the highest standards of corporate governance and compliance,” said Harry R. Rozakis, CEO of ASAT Holdings Ltd. “Bob’s previous CFO experience and strong knowledge in all facets of finance in a semiconductor manufacturing environment will be invaluable to ASAT as we continue to executive on our Peak Performance Initiative to become the best financially managed company in our market sector.”

Gange spent more than ten years with General Semiconductor, Inc., a leader in the design, manufacture and distribution of semiconductors serving the power management market, in positions of increasing responsibility. He last served as CFO and was responsible for business strategy, negotiating bank credit agreements, international finance, SEC reporting, audits, and interaction with the investment community. Prior to being named CFO, Gange served as General Semiconductor’s senior adviser and chief financial strategist, acting chief financial officer, corporate controller, and director of finance. Earlier in his career, Gange held financial positions at Monitor Aerospace Corporation and Jameco Industries.

Gange holds a MBA from Adelphi University in New York and a B.S. degree from the State University of New York at Brockport.

J. Stanley Baumgartner, Jr., ASAT’s former senior vice president and chief financial officer, has resigned his position with the company effective immediately for personal reasons. Baumgartner will be joining his family at their new residence in Hopkinton, Mass. On behalf of ASAT and its management team, Rozakis thanks Baumgartner for his many years of professional service and wishes him the very best success in his future endeavors in New England.

About ASAT Holdings Limited
ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

For further information, please contact:

Connie Bordanaro, Marketing Manager
ASAT Inc.
510-249-1240
connie_bordanaro@asat.com

Jim Fanucchi
Stapleton Communications Inc.
650-470-0200
jim@stapleton.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:  /s/ Harry Rozakis
    Name: Harry Rozakis
    Title:   Chief Executive Officer

Date: December 10, 2002